[Dechert LLP Letterhead]

July 8, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mark P. Shuman, Neil Miller and Barbara C. Jacobs

Re:
Worldspan, L.P. and WS Financing Corp
Amendment No. 1 to the Registration Statement on Form S-4
File No. 333-124508

Dear Ladies and Gentlemen:

        Worldspan, L.P. ("Worldspan") and WS Financing Corp. ("WS Financing," and WS Financing together with Worldspan, the "Issuers") have today filed Amendment No. 1 ("Amendment No. 1") to their Registration Statement on Form S-4 (Registration No. 333-124508). On behalf of the Issuers, we respond to the comments raised by Mark P. Shuman in his letter dated May 27, 2005 to Jeffrey C. Smith. For your convenience, the comments are included in this letter and are followed by the applicable response.

General

1.
You submitted a request for confidential treatment filed on March 29, 2005 for some of the information contained in the exhibits to your Form 10-K annual report filed on March 28, 2005. We are reviewing this confidential treatment request and will promptly provide comments, if any, concerning the request for confidential treatment in a separate letter. You will need to resolve all comments on this confidential treatment request before the desired effective date for the registration statement.

Response:

        We have received Mr. Shuman's letter dated June 16, 2005 responding to our application for confidential treatment and are responding to his comments today under separate cover.

Registration Statement on Form S-4 filed on April 29, 2005

Risk Factors
Risk Factors Relating to Our Company, page 24

2.
Please revise the forepart of this section of your S-4 registration statement to provide risk factor disclosure specifically detailing the underlying facts and risks to investors of the "certain deficiencies identified in the fourth quarter of 2004" in your internal controls over financial reporting and the "insufficient resources in your finance department, resulting in a number of audit adjustments."

Response:

        We note the Staff's comment, however, for the reasons described in our response to comment No. 5 below, the Issuers believe that the deficiencies in internal control and insufficient resources in our finance department described below are not issues that require additional risk factor disclosure in the Issuers' S-4 Registration Statement because the deficiencies have been identified and a resolution is in process. Therefore, the Company believes that such deficiencies will not have an impact on future reporting periods.

Signatures, pages II-11—II-15

3.
We note each set of signature pages for Worldspan, L.P., WS Financing Corp. and the Worldspan, LLCs refer to the same corporate executive officers and directors. Please revise the appropriate signature pages to indicate clearly the positions held with the applicable registrant in which each signing person acts. Clarify the identities of the principal executive and principal financial officer for each entity as well as the capacity in which the corporate general partner of Worldspan, L.P. and the corporate managing member of the Worldspan LLCs are signing. Further, revise to include the signatures of a majority of the boards of Worldspan, L.P.'s corporate general partner and the Worldspan LLCs' corporate managing member. For guidance, refer to Instruction 1. of the Signatures section of Form S-4.

Response:

        Instruction 1 of the Signatures section of Form S-4 requires that the registration statement be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions.

        With respect to Worldspan, the registration statement has been signed by (i) the registrant, by Rakesh Gangwal, its Chairman, President and Chief Executive Officer, (ii) its principal executive officer, Mr. Gangwal, as indicated on the signature page for Worldspan, (iii) its principal financial and accounting officer, Kevin W. Mooney as of the filing of Amendment No. 1 on the date hereof, as indicated on the signature page for Worldspan (and as was indicated on the signature pages to the S-4 Registration Statement filed April 29, 2005 in reference to the signature of Dale Messick, who served as Worldspan's principal financial and accounting officer as of that date) and (iv) its entire Board of Directors.

        While Worldspan is a limited partnership, its general partner, Worldspan Technologies, Inc., has not signed the registration statement and was not required to sign the registration statement in its capacity as general partner of Worldspan since, pursuant to Worldspan's Seventh Amended and Restated Agreement of Limited Partnership, dated as of June 30, 2003, as amended (the "Partnership Agreement"), Worldspan's business and affairs are managed by the general partner acting through the Board of Directors of Worldspan. The Partnership Agreement provides that the Board of Directors of Worldspan has complete and absolute control of the affairs and business of Worldspan, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of Worldspan. Therefore, the Board of Directors of Worldspan, acting for the corporate general partner, has signed the Registration Statement in place of the corporate general partner. The Partnership Agreement is filed as Exhibit 3.2 to the Issuers' Registration Statement on Form S-4 (File No. 333-109064) filed September 24, 2003.

        With respect to WS Financing, the registration statement has been signed by (i) the registrant, by Rakesh Gangwal, its President and Chief Executive Officer, (ii) its principal executive officer, Mr. Gangwal, as indicated on the signature page for WS Financing, (iii) its principal financial and accounting officer, Kevin W. Mooney as of the filing of Amendment No. 1 on the date hereof, as indicated on the signature page for WS Financing (and as was indicated on the signature pages to the S-4 Registration Statement filed April 29, 2005 in reference to the signature of Dale Messick, who served as WS Financing's principal financial and accounting officer as of that date) and (iv) its entire Board of Directors, which Board of Directors is identical in composition to that of Worldspan.

        With respect to each of Worldspan iJet Holdings, LLC, Worldspan XOL LLC, Worldspan BBN Holdings, LLC, Worldspan Digital Holdings, LLC, Worldspan StoreMaker Holdings, LLC, Worldspan Viator Holdings, LLC, Worldspan OpenTable Holdings, LLC, Worldspan South American Holdings LLC and Worldspan S.A. Holdings II, LLC (collectively, the "Worldspan Guarantors"), the registration statement has been signed by (i) each co-registrant, by Rakesh Gangwal, the President of each Worldspan Guarantor, (ii) the principal executive officer of each Worldspan Guarantor for each Worldspan Guarantor, Mr. Gangwal, as indicated on the signature page for the Worldspan Guarantors, (iii) the principal financial and accounting officer of each Worldspan Guarantor for each Worldspan Guarantor, Kevin W. Mooney as of the filing of Amendment No. 1 on the date hereof, as indicated on the signature page for the Worldspan Guarantors (and as was indicated on the signature pages to the Registration Statement on Form S-4 filed April 29, 2005 in reference to the signature of Dale Messick, who served as the principal financial and accounting officer of each Worldspan Guarantor as of that date) and (iv) the sole member of each Worldspan Guarantor, Worldspan, by Mr. Gangwal.

        The Issuers accept the Staff's comment with respect to the Worldspan Guarantors and have revised the S-4 Registration Statement to include the signatures of the Board of Directors of the sole member of each of the Worldspan Guarantors, and Amendment No. 1 includes the signatures of each of the directors of Worldspan, the sole member of each Worldspan Guarantor. In addition, the signature line on which Mr. Gangwal signed for Worldspan (in his capacity as its Chairman, President and Chief Executive Officer) in Worldspan's capacity as sole member of each of the Worldspan Guarantors has been moved below the name of Worldspan on each of the signature pages to clarify that Mr. Gangwal is signing for each such entity in such capacity.

Exhibit 5.1 Opinion of Counsel

4.
We note you have not yet filed your opinion of counsel. Please note we will need appropriate time to review the opinions once filed and may have further comment.

Response:

        The Issuers acknowledge the Staff's comment and have filed the form of legal opinion of Dechert LLP as Exhibit 5.1 to Amendment No. 1 of the above-captioned Registration Statement.

Form 10-K, Annual Report for the Year ended December 31, 2004, filed on March 16, 2005

Item 9A. Controls and Procedures, page 96

5.
Your present disclosure controls and procedures disclosure is unclear. We note you describe "certain deficiencies", including: a lack of completeness of the transfer of information between your processing and billing systems, insufficient resources in your finance department, high turnover and the loss of your CFO. Please describe these deficiencies more specifically, e.g. what transfer problems, what resources, etc., and clarify whether you have described all significant deficiencies. Explain more specifically what your auditors adjusted regarding their audit and the material impact of these changes. Discuss whether these deficiencies are material on an individual basis or only in the aggregate and why. It is unclear what specific steps you have taken in the remediation and the corrective control process. Describe the specific measures you have taken to correct these deficiencies and where you are in this process of remediation. Lastly, please describe the basis on which your management concluded at a reasonable assurance level that your disclosure controls and procedures are effective notwithstanding the multiple deficiencies and the audit adjustments. We may have further comments.

For
guidance concerning the internal controls issues, you may consult Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports—Frequently Asked Questions (revised October 6, 2004) and the Division of Corporation Finance and Office of Chief Accountant: Staff Statement on Management's Report on Internal Control Over Financial Reporting (May 16, 2005).

Response:

        The Issuers propose adding the following disclosure to their S-4 Registration Statement, and will provide substantially similar disclosure if necessary in the Issuers' subsequent periodic reports:

    "Based on our review of our internal control over financial reporting for the year ended December 31, 2004, we determined that a change was necessary to improve our internal control over financial reporting. Specifically, during the fourth quarter of 2004 we identified a deficiency involving the absence of a control to insure completeness of the transfer of information between our airline processing and billing systems. Each transaction we process is evaluated by our automated system to determine whether the transaction represents a billable item. For example, some of the transactions that we process, such as transactions involving an unticketed infant passenger, create transactions processed by our system that do not produce any revenue because such transaction may not be eligible for billing to a participating airline. Transactions deemed by our system to not include a billable item formerly were deleted from our billing records with no further processing or review of those transactions. Therefore, prior to May 2005, it is possible that transactions that were deleted from the billing system contained billable items that would have resulted in an increase in our revenues had we billed a participating airline.

    We are now capturing transactions without billable items in a separate file, and are developing an application that will facilitate the review and assessment of these rejected transactions. Based on our analysis of the captured transactions for the period of May 1 through June 13, 2005, we have not identified any billable transactions that were not recognized as billable. Therefore we do not believe that the deficiency described above had any material impact on our financial results. However, because the potential for the under-recognition of revenue existed at the time of the filing of our Form 10-K annual report for the year ended December 31, 2004, we determined that we had a deficiency in our internal control over financial reporting that was a reportable matter and are currently implementing a remedial measure. We began this corrective process at the end of March of 2005 and have subsequently refined the process. We expect that the application for facilitating automated review of the captured transactions will be in place by August 2005, thus allowing for a more timely review and analysis of these transactions.

    As part of our review of our internal control over financial reporting for the year ended December 31, 2004, we also determined that during the fourth quarter of 2004 we did not have sufficient resources in our finance department. Specifically, our former Chief Financial Officer, Michael Wood, left the Company on November 22, 2004. Dale Messick, who formerly served as our Chief Financial Officer, returned to the Company in the role of Senior Vice President—Finance on an interim basis effective as of December 1, 2004, but we operated without a Chief Financial Officer until March 2005. During 2004 significant other resources within our finance department also left the company. As a result, the personnel that were available had less experience and expertise than prior resource levels. Global turnover of the employees in our finance department for 2004 was approximately 23%, and we had open positions (at the supervisory and management levels) in our finance department at year end.

    A number of audit adjustments, primarily relating to accruals and taxes, were proposed by our outside auditors in connection with our audit for the twelve months ended December 31, 2004. Each of the adjustments proposed by our outside auditors were recorded by the Company. These adjustments were related to the financial results for the three months ended December 31, 2004. We believe that these adjustments resulted from the Company having insufficient finance and accounting resources to adequately perform the financial closing process for the year ended December 31, 2004, including performing the necessary supervisory review and monitoring functions prior to commencement of the audit. The net impact of these adjustments was an increase of $1.6 million in our net income for the year ended December 31, 2004.

    Beginning in 2004 and continuing through the present, we have undertaken steps to improve the functions of our finance department. We filled our Chief Financial Officer vacancy with the hiring of Kevin W. Mooney, effective March 21, 2005. We have also hired additional personnel, both as full-time employees and on a contract basis, to work under Mr. Mooney in our finance department. We continue to search aggressively for additional qualified personnel and will continue to supplement our finance staff with contract employees until full-time employees can be hired and trained."

        The Staff is supplementally advised that the Company does not believe it is likely that the information transfer matter described above would have resulted in any over-recognition of revenue. In addition, the inadequate resources in our finance department, together with the information transfer matter described above, are the only reportable matters, which are not material weaknesses, in our internal control over financial reporting that we have identified.

        The Staff is also supplementally advised that in the opinion of management, none of the reportable matters or resulting audit adjustments described above impacted whether material information required to be included in our periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. With respect to both our annual report for the year ended December 31, 2004 and our quarterly report for the three months ended March 31, 2005, our principal executive officer and principal financial officer were able to conclude at a reasonable assurance level that our disclosure controls and procedures were effective as a result of the processes that we undertake in connection with each of our periodic reports to determine whether our disclosure controls and procedures are, in fact, effective. Specifically, since October, 2003, we have had a disclosure committee composed of eleven members of our senior management, including our Chief Financial Officer, General Counsel and Director of Internal Audit. The disclosure committee meets quarterly and is responsible for establishing procedures to enable the Company to collect the information required to be disclosed in the Company's periodic reports. The disclosure committee also considers whether the information gathered by such procedures needs to be disclosed in the Company's periodic reports, based on the materiality of the information collected and the appropriateness of such disclosure to investors. The committee also relies on internal certifications obtained from our Senior Vice Presidents and certain direct reports to the Senior Vice Presidents when making these determinations. The matters giving rise to the audit adjustments and the information transfer reportable matter described above were considered, but our principal executive officer and principal financial officer concluded that these matters alone did not indicate that our disclosure controls and procedures were not operating effectively.

Form 10-Q for the Quarter Ended March 31, 2005 filed on May 16, 2005

Item 4. Controls and Procedures, page 31

6.
Please review your Form 10-Q disclosure in light of the preceding comment.

Response:

        Please see our response to comment No. 5 above.

        If you have any questions, please feel free to contact R. Craig Smith at 215.994.2769 or the undersigned at 215.994.2621. Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell

cc:
Jeffrey C. Smith, Esquire
R. Craig Smith, Esquire